245 Summer Street Boston, MA 02210	Fidelity® Investments August 29, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Variable Insurance Products II (the trust):

Index 500 Portfolio

File No. 033-20773

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith, pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14 (the “Registration Statement”). The purpose of this filing is to register shares of beneficial interest of Index 500 Portfolio, a series of the trust, in connection with the proposed restructuring of The Prudential Variable Contract Account-10 (“VCA 10”).

The Registration Statement includes a proxy statement/prospectus relating to a special meeting (the “Meeting”) of contractholders and participants having voting rights (collectively, “Participants”) in VCA 10. At the Meeting, Participants will be asked to approve a restructuring of VCA 10 to change VCA 10 from a management investment company to a unit investment trust invested solely in shares of Index 500 Portfolio.

The Registration Statement is being filed based on discussions with the Staff that took place in April and May 2022. VCA 10 initially filed a proxy statement on Schedule 14A on April 8, 2022. The Staff took the position that the filing should be on Form N-14.

We understand that there have been discussions with Alberto Zapata, the Staff member who reviewed the Schedule 14A filing in April 2022, and that legal counsel to VCA 10 has confirmed with Mr. Zapata that Form N-14 registration statements should be filed by both VCA 10 and 500 Index Portfolio. VCA 10 has filed its N-14 today (Accession No. 0001104659-22-095546). We request that both the Registration Statement and the VCA 10 N-14 filing be assigned to Mr. Zapata for review because (1) the Registration Statement and the VCA 10 Form N-14 filing will contain the same proxy statement/prospectus, and (2) the proxy statement/prospectus is similar to the VCA 10 proxy statement reviewed by Mr. Zapata in April 2022.

It is proposed that the Registration Statement become effective on September 28, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended.

Questions or comments regarding this filing should be directed to Chris Palmer at (202) 346-4253 or cpalmer@goodwinlaw.com or Will Lane at (202) 346-4304 or wlane@goodwinlaw.com.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group